Exhibit 21.1
Subsidiaries of Oncothyreon Inc.

Name of Subsidiary	Jurisdiction of Incorporation

Oncothyreon Canada Inc.	Canada
Biomira Management, Inc.	Delaware
ProlX Pharmaceuticals Corporation	Delaware
Biomira B.V.	Netherlands
0811769 B.C. ULC	British Columbia
Oncothyreon Luxembourg s.a.r.l.	Luxembourg